UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tallgrass Energy, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Christopher R. Jones

4200 W. 115th Street, Suite 350, Leawood, Kansas 66211

Telephone: (913) 928-6060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass KC, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.00%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

CUSIP No. 974696 107

1	NAMES OF REPORTING PERSONS David G. Dehaemers, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,806,319 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,806,319 Class A shares*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,319 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.01%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the Trustee of the David G. Dehaemers, Jr. Revocable Trust, dated April 26, 2006 (the “Dehaemers Revocable Trust”). The Dehaemers Revocable Trust directly owns 1,806,319 Class A shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s pecuniary interest therein. See Items 3, 4 and 5.

**

Based on the total number of Class A shares (178,104,779) issued and outstanding as of March 11, 2019, which is the date on which the Closing (as defined in Item 4) occurred. This calculation does not include the 102,136,875 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) held by other holders, which may be exchanged with a corresponding number of units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”) at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, the reporting person may be deemed to beneficially own approximately 0.64% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by the Dehaemers Revocable Trust except to the extent of his pecuniary interest therein.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 22, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on February 16, 2018, Amendment No. 2 to Schedule 13D filed with the Commission on July 3, 2018 and Amendment No. 3 to Schedule 13D filed with the Commission on February 1, 2019 (the “Amended Schedule 13D” and, as amended, the “Schedule 13D”). Capitalized terms used but otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

The Class A shares reported herein as beneficially owned by Mr. Dehaemers were acquired solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

On March 11, 2019, the previously announced transactions contemplated by that certain Purchase Agreement (the “Purchase Agreement”), dated as of January 30, 2019, by and among Holdings, Tallgrass KC, Dehaemers Revocable Trust, Tallgrass Holdings, LLC, a Delaware limited liability company (“EMG”), and the other seller parties named therein (collectively the “Sellers”), Prairie GP Acquiror LLC, a Delaware limited liability company (“GP Acquiror”), Prairie ECI Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 1”), Prairie VCOC Acquiror LP, a Delaware limited partnership (“Up-C Acquiror 2” and together with Up-C Acquiror 1, “Up-C Acquirors”), and Prairie Non-ECI Acquiror LP, a Delaware limited partnership (“Class A Acquiror”, and together with GP Acquiror and Up-C Acquirors, the “Acquirors”), and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, were completed (the “Closing”).

Immediately prior to the Closing, the parties to the Purchase Agreement entered into a side letter (the “Purchase Agreement Side Letter”) pursuant to which the parties agreed, among other things, that (i) Tallgrass KC would sell 27,934,938 Tallgrass Equity Units and corresponding Class B shares to Up-C Acquirors, (ii) David G. Dehaemers, Jr. Revocable Trust and William R. Moler Revocable Trust would no longer sell to Class A Acquiror the Class A shares owned by them prior to the Closing, and (iii) as a result of the decreased number of Subject Interests (as defined below) being sold, the aggregate purchase price to be paid by the Acquirors for the Subject Interests (as defined below) was $3,213,161,149.

The foregoing description of the Purchase Agreement Side Letter is qualified in its entirety by reference to the full text of the Purchase Agreement Side Letter, a copy of which is attached to this Amendment No. 4 as Exhibit 10, and is incorporated by reference herein.

At the Closing, (a) certain members of management (the “Redeeming Holders”) redeemed from Tallgrass KC an aggregate of 1,481,754 Tallgrass Equity Units and a corresponding number of Class B shares, which continue to be owned by such Redeeming Holders following the Closing, (b) following such redemptions, (i) GP Acquiror purchased from Holdings 100% of the outstanding membership interests (the “GP Interests”) in the General Partner, (ii) Up-C Acquirors purchased from the Sellers an aggregate of 100,655,121 Tallgrass Equity Units and a corresponding number of Class B shares (collectively, the “Up-C Interests”), and (iii) Class A Acquiror purchased from EMG 21,751,018 Class A shares, which were exchanged by EMG pursuant to its Exchange Right immediately following the redemptions described above (collectively, and together with the GP Interests and the Up-C Interests, the “Subject Interests”), and (c) immediately thereafter, Holdings distributed substantially all of the consideration received by Holdings for the GP Interests to its members in accordance with the Second Amended and Restated Limited Liability Company Agreement of Holdings.

The Tallgrass Equity Units and Class B shares purchased by Up-C Acquirors from Tallgrass KC constituted all of the Tallgrass Equity Units and Class B shares owned by Tallgrass KC following the redemptions described above, and the Tallgrass Equity Units and Class B shares purchased by Up-C Acquirors from David G. Dehaemers, Jr. Revocable Trust constituted all of the Tallgrass Equity Units and Class B shares owned by David G. Dehaemers, Jr. Revocable Trust immediately prior to the Closing. Following the Closing, the Reporting Persons no longer own any Tallgrass Equity Units or Class B shares.

Also, in connection with the Purchase Agreement, Mr. Dehaemers entered into a Director Designation Agreement (the “Director Designation Agreement”) with GP Acquiror, pursuant to which the parties agreed that from and after the Closing, Mr. Dehaemers will have the right to (i) designate one of three specified individuals to serve as a member of the board of directors of the General Partner until December 31, 2020, for so long as Mr. Dehaemers remains a member of the Board and (ii) under certain circumstances, designate one individual to serve as an independent member of the board of directors of the General Partner, for so long as Mr. Dehaemers is employed as the Chief Executive Officer of the General Partner.

The foregoing description of the Director Designation Agreement is qualified in its entirety by reference to the full text of the Director Designation Agreement, a copy of which was attached to Amendment No. 3 to the Amended Schedule 13D as Exhibit 9, and is incorporated by reference herein.

Following the Closing, Holdings no longer owns the GP Interests and, therefore, no longer has the ability to elect all the members of the board of directors of the General Partner or otherwise control the General Partner. As a result, except for any rights accruing in favor of Mr. Dehaemers under the Director Designation Agreement, the Reporting Persons do not have, as of the date of this Amendment No. 4, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)    Tallgrass KC does not beneficially own any Class A shares and, therefore, Tallgrass KC beneficially owns 0.00% of the issued and outstanding Class A shares.

As the Trustee of David G. Dehaemers, Jr. Revocable Trust, Mr. Dehaemers may be deemed to beneficially own 1,806,319 Class A shares held of record by David G. Dehaemers, Jr. Revocable Trust. Based on there being 178,104,779 Class A shares outstanding as of March 11, 2019, which is the date on which the Closing occurred, Mr. Dehaemers may be deemed to beneficially own approximately 1.01% of the Class A shares. This calculation does not include the 102,136,875 Class B shares held by other holders, which may be exchanged with a corresponding number of Tallgrass Equity Units at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Class B shares, Mr. Dehaemers may be deemed to beneficially own approximately 0.64% of the Class A shares.

Neither the filing of Schedule 13D, as amended by this Amendment No. 4, nor any of its contents shall be deemed to constitute an admission by Mr. Dehaemers that he is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by Mr. Dehaemers except to the extent of such Reporting Person’s pecuniary interest, if any, in the Class A shares.

(b)    The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. Mr. Dehaemers has sole voting power and sole dispositive power with respect to all of the Class A shares reported as beneficially owned by him in Item 5(a).

(c)    Except as described in this Amendment No. 4, none of the Reporting Persons has effected any transactions in Class A shares in the past 60 days.

(d)    No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Mr. Dehaemers as provided for herein.

(e)    As a result of the Closing, Tallgrass KC ceased to beneficially own any Class A shares and Mr. Dehaemers ceased to beneficially own more than five percent of all outstanding Class A shares and, accordingly, this Amendment No. 4 constitutes an exit filing for the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following after the first paragraph under the heading “Registration Rights Agreement”:

In connection with the Closing, the Sellers transferred their rights under the registration rights agreement to the Acquirors, and the Acquirors assumed all of the Sellers’ obligations thereunder.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented to include the following exhibit:

Exhibit 10	Letter Agreement, dated March 11, 2019, by and among Tallgrass Energy Holdings, LLC, Tallgrass Holdings, LLC, KIA VIII (Rubicon), L.P., KEP VI AIV (Rubicon), LLC, Tallgrass KC, LLC, David G. Dehaemers, Jr. Revocable Trust, Prairie GP Acquiror LLC, Prairie ECI Acquiror LP, Prairie VCOC Acquiror LP, Prairie Non-ECI Acquiror LP, and David G. Dehaemers, Jr., John T. Raymond and Frank J. Loverro, as Seller Representatives, and acknowledged by William R. Moler Revocable Trust.

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2019.

Tallgrass KC, LLC

By:	/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.
Manager

/s/ David G. Dehaemers, Jr.
David G. Dehaemers, Jr.

Signature Page to Amendment No. 4 to Schedule 13D for Tallgrass Energy, LP